Additional Beneficial Owners

Name	Title of Securities Beneficially Owned	Amount of Securities Beneficially owned	Ownership Form	Nature of Indirect Ownership
Xu Zong Bao Room 807, 439#, CheBei Road Tian He District Guangzhou, China	Common Stock, par value $0.0001 per share	1,500,000	I	As the sole officer and director of Sure Global Limited, (“Sure Global”), Mr. Xu, beneficially owns the 1,500,000 shares of Common Stock held of record by Sure Global.